Filed by Ask Jeeves, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Ask Jeeves, Inc.
(Commission File No.: 000-26521)

[The following message was sent to Ask Jeeves, Inc. employees on March 21, 2005 by Steve Berkowitz, CEO of Ask Jeeves]

All -

Just a few moments ago we announced that IAC/InterActiveCorp has signed an agreement to acquire Ask Jeeves. IAC will issue 1.2668 shares of common stock for each share of Ask Jeeves common stock in a tax-free transaction valued at $1.85 billion.

IAC operates more than 40 leading online and offline businesses that are being transformed by the Internet, including Home Shopping Network (HSN), Ticketmaster, Match.com, Evite, Expedia and LendingTree. Led by Barry Diller, IAC shares our view of search as the gateway that connects consumers to content, goods and services. By bringing our world-class search asset into their business, IAC can better connect their large constellation of properties to share users and content. Now our users will be able to search, find, and then complete a task online all within the boundaries of one company.

IAC generates $6 billion dollars a year in revenues with a market cap of around $17 billion. Their size will enable us to play on a much larger field with substantially more financial resources to help build our business to its full potential. We will be able to invest more in improving the user experiences across our sites. We will scale our investments in technology, marketing and international expansion as we aggressively pursue market share. And, we will be in a better position to secure syndication deals and build out AJinteractive. In short, these synergies and resources provide us with the opportunity to create a larger and stronger network of search, content, users and advertisers.

In addition to greater investment across the business, we are going to have the opportunity to continue building Ask Jeeves as one of the greatest brands on the Internet by placing the Ask Jeeves search box on every IAC site, exposing the brand to approximately 44 million unique users a month. We will also be able to make Ask Jeeves the search engine with the best local search, content and merchant information on the Web, leveraging IAC’s local businesses such as Citysearch. The user experience across our sites will also benefit from the content we can integrate across IAC’s businesses, the most established of which are #1 or #2 in their respective categories.

IAC not only allows us to move forward with the resources of a larger company, but has the benefit of letting us operate independently as most other IAC businesses do. I will stay on as CEO, continuing to run Ask Jeeves. We expect the acquisition to close late in the second quarter or early in the third quarter. We have set up a transition team to handle all communication between the companies during this time. All communications should go through this team, which includes Scott Garell, Steve Sordello, Brett Robertson, Glen Sunnergren, Heather Staples and Tuoc Luong. Any external communication about the acquisition must go through the transition team or our corporate communications, investor relations or legal departments.

This is another defining moment in Ask Jeeves’ rich history as a leading Internet business. As I reflect on the significance of today’s news not only to Ask Jeeves, but also to the industry, it’s hard to imagine it was only just over 2 years ago that we announced our first quarter of profitability. The bold moves we’ve made have paid off. We have always punched above our weight and I am proud of what we have accomplished. I expect by combining the innovative, determined attitude that drove our success to date with the resources of IAC we will become an even stronger competitor and a more powerful force in the market.

We’ll hold an employee conference call today at 10am PST/1pm EST in which we’ll talk more about today’s news. Renee will send out the details shortly. You can also read more about the acquisition in today’s press release or listen to IAC’s conference call scheduled for 8am PST/11am EST at http://www.iac.com/investors.html.

In closing, your efforts have propelled Ask Jeeves to the 9th largest Web property in the world. We have a great vision and joining with IAC will help us realize this vision to its fullest potential. While this may feel like a different Ask Jeeves than we have known, I believe this is just the beginning of another great chapter in our business.

Steve

Securities Law Legends

IAC/InterActiveCorp. (“IAC”) intends to file a registration statement with the Securities and Exchange Commission (“SEC”), which will include a combined proxy statement/prospectus of Ask Jeeves and IAC, and the parties may file other relevant documents with the SEC in connection with the proposed merger. Stockholders should read the proxy statement/prospectus and other relevant materials when they become available, because they will contain important information about Ask Jeeves, IAC and the proposed merger. These documents, and any other documents filed with the SEC by Ask Jeeves or IAC are available without charge at the SEC’s website at www.sec.gov, or from the companies’ websites, at www.ask.com and www.iac.com, respectively.

Ask Jeeves, IAC and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Ask Jeeves stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of Ask Jeeves is set forth in Ask Jeeves’ proxy statement for its 2004 annual meeting, filed with the SEC on April 16, 2004. A description of certain interests of the directors and executive officers of IAC is set forth in IAC’s proxy statement for its 2004 annual meeting, filed with the SEC on April 29, 2004. Additional information regarding these potential participants will be included in the definitive proxy statement/ prospectus to be filed with the SEC for the proposed merger.

Cautionary Note Regarding Forward-looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding negotiations or potential transactions involving Ask Jeeves. These forward-looking statements are based on limited information available to Ask Jeeves at this time, and future developments and results may differ materially from the expectations reflected in the forward-looking statements. Factors that might cause material differences from the forward-looking statements include the Risk Factors described in Ask Jeeves’ most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, the future business and financial performance of Ask Jeeves, and the assessment and valuation of potential benefits and synergies of a transaction with Ask Jeeves. Ask Jeeves undertakes no obligation to revise or update any forward-looking statements.